

07005945

AB* 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESTMINSTER RESEARCH ASSOCIATES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street, 33rd Floor
(No. and Street)

New York	New York	10286
(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER 212-468-7560
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
WASH, D.C.
185

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, John Meserve and Christopher M. Springer, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates LLC, as of December 31, 2006, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John Meserve, President

Christopher M. Springer, Chief Financial Officer

Notary Public

LOUIS DAMIANO
Notary Public, State Of New York
No. 41-5006423
Qualified In Queens County
Certificate Filed In New York County
Commission Expires December 28, 2010

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westminster Research Associates LLC
(formerly Westminster Research Associates, Inc.)

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
Westminster Research Associates LLC
(formerly Westminster Research Associates, Inc.)

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the "Company") (formerly Westminster Research Associates, Inc.) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2007

A Member Practice of Ernst & Young Global

Westminster Research Associates LLC
(formerly Westminster Research Associates, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 33,899,662
Cash and securities segregated in compliance with federal regulations, other restricted cash	11,569,772
Receivable from brokers	6,504,287
Goodwill	52,928,162
Prepaid research, net of allowance of $732,953	9,282,655
Other assets	1,101,406
Total assets	$115,285,944
Liabilities and members' capital	
Liabilities:	
Deferred soft dollar and commission recapture payable	$ 30,794,073
Accrued compensation and other liabilities	5,866,460
Total liabilities	36,660,533
Member's capital:	
Member's capital	78,625,411
Total liabilities and member's capital	$115,285,944

The accompanying notes are an integral part of the statement of financial condition.

Westminster Research Associates LLC
(formerly Westminster Research Associates, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") (formerly Westminster Research Associates, Inc.) is an indirect wholly-owned subsidiary of BNY ConvergEx Group LLC ("ConvergEx"), which in turn is wholly-owned by ConvergEx Holdings LLC ("Holdings"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing soft dollar research to U.S. investment advisors and commission recapture services to certain plan sponsor clients. Revenues are primarily derived from soft dollar commission transactions. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

On June 30, 2006, the Bank of New York Company, Inc. ("BNY Co."), the parent company of the Bank of New York, ("BNY"), which was the former parent of the Company, entered into a transaction with Eze Castle Software, Inc. ("Eze Castle"), a leading provider of trade order management and related investment technologies, and GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, to form a new company, Holdings, that combined Eze Castle with the Company and other BNY Securities Group businesses. The transaction closed October 2, 2006 (the "Merger"). BNY Co. and GTCR each hold a 35.4 percent ownership stake in Holdings, with the remaining ownership stake held by Eze Castle's original shareholders and the ConvergEx management team.

As a result of the Merger, the Company became a wholly-owned subsidiary of ConvergEx. In conjunction with the Merger, the Company converted from a corporation to a limited liability company, and changed its name from Westminster Research Associates, Inc. to Westminster Research Associates LLC effective September 27, 2006.

Holdings elected not to push down the effects of purchase price accounting to its operating subsidiaries, including the Company. Accordingly, the assets and liabilities, including goodwill and other intangibles are recorded at their historical amounts.

On December 28, 2006, BNY Commission Management Solutions LLC ("CMS"), a wholly-owned subsidiary of ConvergEx, was contributed to the Company. The Company will continue to provide commission management tools, processing, and reporting to CMS' US-based broker dealer clients and their institutional clients.

2. Significant Accounting Policies

Prepaid Research and Deferred Soft Dollars Payable

A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. A soft dollar liability is established for future research and research related services due to customers with commission volumes in excess of soft dollar services consumed. These amounts are typically disbursed within the Company's normal operating cycle.

Goodwill and Intangible Asset

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is reviewed for impairment on at least an annual basis.

The Company completed its annual evaluation of Goodwill as of September 30, 2006 and determined no impairment charge was required.

The identifiable intangible asset, consisting of acquired software, was amortized on a straight-line basis over its estimated useful life of five years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Cash and Securities Segregated in Compliance with Federal Regulations, Other Restricted Cash

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are short-term U.S. treasury bills of $9,939,321 which are recorded on a trade date basis at fair value. The balance also includes cash pledged as security for two outstanding, undrawn Letters of Credit in the amounts of $92,681 and $503,065, respectively.

2. Significant Accounting Policies (continued)

Other Assets

Other assets consist of fixed assets of $384,064 (net of accumulated depreciation and amortization of $473,248) and interest receivable of $164,000. Fixed assets consist of furniture and equipment, computer hardware, computer software, and leasehold improvements. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over 20 years or the life of the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with SOP 98-1 and amortized over five years, which is the estimated useful life of the software.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions in determining the allowance for doubtful accounts.

Stock Options

Prior to the Merger, certain Company employees participated in BNY Co.'s stock options plans. Stock-based employee compensation costs were accounted for using the fair value method of accounting under SFAS 123 "Accounting for Stock Based Compensation," as amended by SFAS 148 "Accounting for Stock Based Compensation – Transition and Disclosure". The Company was utilizing the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed.

All options were fully vested as of March 31, 2006. As of October 2, 2006, the Company's employees were no longer eligible to participate in the BNY Co. stock option program.

2. Significant Accounting Policies (continued)

Restricted Stock

Prior to the Merger, certain Company employees participated in BNY Co.'s restricted stock program. The Company amortized the cost of the restricted stock grants over the vesting period beginning in the year the restricted stock was granted. As of October 2, 2006 unvested restricted stock grants were cancelled, and employee eligibility to participate in the program was terminated. Participating employees were given $34 per share for each cancelled grant and were paid directly by BNY Co. on behalf of the Company.

Income Taxes

Prior to the Merger, the Company accounted for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities were recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the related differences were expected to be recovered or settled.

As a limited liability company, the member is individually responsible for income taxes that result from the Company's operations.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The carrying amount of financial instruments recognized on the statement of financial condition approximate their fair values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Income Tax Provision

Prior to the Merger, the Company was included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes were provided for pursuant to a tax sharing agreement between BNY and BNY Co. The Company was included under this tax sharing agreement. Income tax benefits were recognized to the extent such benefits could be realized by BNY in its consolidated and/or combined returns. As of October 2, 2006, the Company is a disregarded entity for federal, state, and local income tax purposes. The direct owner of the Company, Convergex, is a partnership for federal, state, and local taxes.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of the Merger date, the net deferred tax liability became a net current payable to BNY. The deferred tax assets were used to offset amounts due to BNY as of the Merger date.

The Company's effective tax rate differs from statutory rates primarily as a result of the Company's conversion to an LLC.

Subsequent to the Merger, the Company settled substantially all tax balances, as of the Merger date, with BNY.

4. Related Party Transactions

At December 31, 2006, the Company had an undrawn, outstanding, fully secured letter of credit with BNY in the amount of $92,681.

Affiliates execute trades for the Company, pursuant to the terms contained in fully disclosed clearing agreements. The Company receives a referral fee for each trade executed. Included in other assets on the statement of financial condition is a net balance of $424,734 due from affiliates for the aforementioned trading activity and reimbursable expenses paid by the affiliate on behalf of the Company. The Company provides commission management tools and payment processing for affiliates. Included in receivables from brokers on the statement of financial condition is a balance of $50,275 related to such services.

An affiliate provides clearing services to the Company as per a fully disclosed clearing agreement. Included in receivable from brokers on the statement of financial condition are commissions receivable, net of associated clearing fees of $40,248 related to such transactions.

4. Related Party Transactions (continued)

The Company receives certain management and technical services from affiliates. Included in other liabilities on the statement of financial condition is a net balance of $105,217 related to such services. The Company provides management services to affiliates. The Company leases office space from the former Parent.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of $13,361,716 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $10,974,026 in a special bank account for the benefit of customers, which was in excess of its required deposit of $2,382,120.

6. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by ConvergEx that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

7. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals to the former parent, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2007	$ 418,429	$ 203,379	$ 215,050
2008	357,634	137,013	220,621
2009	205,942	–	205,942
2010	205,942	–	205,942
2011	154,456	–	154,456
	$ 1,342,403	$ 340,392	$ 1,002,011

7. Commitments and Contingencies (continued)

The operating leases are subject to periodic escalation charges. The operating lease expires in October 2011. The sublease expires in August 2008.

8. Off-Balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2006.

ConvergEx and Eze Castle issued approximately $700 million of debt in conjunction with the Merger transaction. ConvergEx's membership interest in the Company was pledged as security against the debt.


END